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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                     (Amendment No.                     )*


                        HARTE-HANKS COMMUNICATIONS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   416196103
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement {X}. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)





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CUSIP N0. 416196103                SCHEDULE 13G               PAGE 2 OF 5 PAGES


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David L. Sinak


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  {     }
      Not Applicable                                              (b)  {     }

3.    SEC USE ONLY


4.    Citizenship or Place of Organization

      United States Citizen


NUMBER OF SHARES  5.    SOLE VOTING POWER

                        0

BENEFICIALLY      6.    SHARED VOTING POWER

                        1,250,002

OWNED BY EACH     7.    SOLE DISPOSITIVE POWER

                        0

REPORTING PERSON  8.    SHARED DISPOSITIVE POWER

                        1,250,002


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,250,002

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES *                                                 {     }

      Not Applicable

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.9%

12.   TYPE OF REPORTING PERSON

      IN

                     *See Instructions Before Filling Out!


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                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:  Harte-Hanks Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            200 Concord Plaza Drive, Suite 800
            San Antonio, Texas  78216

Item 2(a).  Name of Person Filing:  David L. Sinak

Item 2(b).  Address of Principal Business Office or, if none, residence:

            Hughes & Luce, L.L.P.
            1717 Main Street
            Suite 2800
            Dallas, Texas  75201

Item 2(c).  Citizenship:  United States Citizen

Item 2(d). Title of Class of Securities: Common Stock, par value $1.00 per share

Item 2(e).  CUSIP Number:  416196103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d -2(b), check whether the person filing is a: Not
            Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned:  1,250,002

            (b)   Percent of Class:  6.9%

            (c)   Number of Shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        0

                  (ii)  Shared power to vote or to direct the vote:

                        1,250,002

                  (iii) Sole power to dispose or to direct the disposition
                        of:

                        0

                  (iv) Shared power to dispose or to direct the disposition of:

                        1,250,002


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                                  SCHEDULE 13G


Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
            securities, check the following (   ).

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            The reporting person is co-trustee of thirteen trusts owning an aggregate of 1,250,002 shares. The co-trustees have the power to direct, by majority vote, the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement.

            The beneficiary of each trust has the right to receive dividends from or the proceeds from the sale of securities held in the trust in accordance with the relevant trust agreement.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
            Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





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                                  SCHEDULE 13G


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       By:  /s/ DAVID L. SINAK
                                          ----------------------
                                              David L. Sinak

                                       Date:  February 9, 1994





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